Item 77D

Scudder-Dreman High Return Equity Fund and Scudder Small Cap Value Fund, each a series of SCUDDER VALUE SERIES, INC.

Scudder-Dreman High Return Equity Fund changed its name-related investment strategy. Prior to April 1, 2002, the Fund's strategy stated that the Fund normally invests at least 65% of total assets in equity securities (mainly common stocks). The fund focuses on stocks of large U.S. companies (those with a market value of $1 billion or more) that the portfolio manager believes are undervalued. The strategy was revised as follows: Under normal circumstances, the fund invests at least 80% of net assets, plus the amount of any borrowings for investment purposes, in equity securities (mainly common stocks). The fund focuses on stocks of large U.S. companies that are similar in size to the companies in the S&P 500 Index and that the portfolio manager believes are undervalued.

Scudder Small Cap Value Fund changed its name-related investment strategy. Prior to April 1, 2002, the Fund's strategy stated that the Fund normally invests at least 65% of total assets in undervalued common stocks of small U.S. companies, which the fund defines as companies that are similar in market value to those in the Russell 2000 Index ($2 billion or less as of 12/31/00). The strategy was revised as follows: Under normal circumstances, the fund invests at least 80% of net assets, plus the amount of any borrowings for investment purposes, in undervalued common stocks of small U.S. companies, which the fund defines as companies that are similar in market value to those in the Russell 2000 Value Index.